SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            -------------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                              (Amendment No. 1)(1)

                         Clarkston Financial Corporation

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    182236109
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                                 (CUSIP NUMBER)

                                December 31, 2006

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)
                                /X/ Rule 13d-1(c)
                                / / Rule 13d-1(d)


____________________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. NAME OF REPORTING PERSONS: Jeffrey A. Miller
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  |_|
                                                           (b)  |X|
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                0
BENEFICIALLY OWNED  ------------------------------------------------------------
BY EACH REPORTING   6. SHARED VOTING POWER                              93,310
PERSON WITH         ------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                           0
                    ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                         93,310
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        93,310

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   7.49%
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12. TYPE OF REPORTING PERSON*                                           IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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1.      NAME OF REPORTING PERSONS: Eric D. Jacobs
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  |_|
                                                           (b)  |X|
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                0
BENEFICIALLY OWNED  ------------------------------------------------------------
BY EACH REPORTING   6. SHARED VOTING POWER                              93,310
PERSON WITH         ------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                           0
                    ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                         93,310
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        93,310

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   7.49%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*                                           IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!

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1. NAME OF REPORTING PERSONS: Miller & Jacobs Capital, L.L.C.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 66-0624718
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  |_|
                                                           (b)  |X|
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION         U.S. Virgin Islands

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                0
BENEFICIALLY OWNED  ------------------------------------------------------------
BY EACH REPORTING   6. SHARED VOTING POWER                              93,310
PERSON WITH         ------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                           0
                    ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                         93,310
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        93,310

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   7.49%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*                                           CO
--------------------------------------------------------------------------------

                       *SEE INSTRUCTION BEFORE FILLING OUT

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1. NAME OF REPORTING PERSONS: Acadia Master Fund I, Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a)  |_|
                                                           (b)  |X|
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION         Cayman Islands

--------------------------------------------------------------------------------
 NUMBER OF SHARES   5. SOLE VOTING POWER                                0
BENEFICIALLY OWNED  ------------------------------------------------------------
BY EACH REPORTING   6. SHARED VOTING POWER                              93,310
PERSON WITH         ------------------------------------------------------------
                    7. SOLE DISPOSITIVE POWER                           0
                    ------------------------------------------------------------
                    8. SHARED DISPOSITIVE POWER                         93,310
--------------------------------------------------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        93,310

--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   7.49%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*                                           CO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a).   Name of Issuer:

                      Clarkston Financial Corporation

Item 1(b).   Address of Issuer's Principal Executive Offices:

                      6600 Highland Road
                      Waterford, MI  48327

Item 2(a).   Name of Persons Filing:

                      Jeffrey A. Miller
                      Eric D. Jacobs
                      Miller & Jacobs Capital, L.L.C.
                      Acadia Master Fund I, Ltd.
                      (collectively, the "Reporting Persons")

Item 2(b).   Address of Principal Business Office or, if None, Residence:

                      The principal business address of Jeffrey A. Miller, Eric D. Jacobs and Miller &
                      Jacobs Capital L.L.C. is:

                      P.O. Box 26039
                      Gallows Bay Station
                      Christiansted, St. Croix, USVI 00824

                      The principal business address of Acadia Master Fund I, Ltd. is:

                      c/o Butterfield Fund Services (Bermuda) Limited Rosebank Centre
                      11 Bermudiana Road
                      Hamilton HM 08
                      Bermuda

Item 2(c).   Citizenship:

                 Jeffrey A. Miller:  United States of America
                 Eric D. Jacobs:  United States of America
                 Miller & Jacobs Capital, L.L.C. is organized in the
                 U.S. Virgin Islands
                 Acadia Master Fund I, Ltd. is organized in the Cayman Islands

Item 2(d).   Title of Class of Securities:

                      Common Stock

Item 2(e).   CUSIP Number:

                      182236109

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a: Not Applicable

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

          (e)  [ ]    Investment    Adviser    in    accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

          (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

          (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




Item 4.   Ownership.

                  A. Jeffrey A. Miller

                  (a) Amount beneficially owned:                                                             93,310
                  (b)  Percent of Class:                                                                       7.49%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                       93,310
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of                           93,310



                                      -7-


                  B. Eric D. Jacobs

                  (a) Amount beneficially owned:                                                             93,310
                  (b)  Percent of Class:                                                                       7.49%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                       93,310
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of:                          93,310


                  C. Miller & Jacobs Capital, L.L.C.

                  (a) Amount beneficially owned:                                                             93,310
                  (b)  Percent of Class:                                                                       7.49%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                       93,310
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of:                          93,310


                  D. Acadia Master Fund I, Ltd.

                  (a) Amount beneficially owned:                                                             93,310
                  (b)  Percent of Class:                                                                      7.49%
                  (c)   Number of shares as to which such person has:

                      (i)  Sole power to vote or direct the vote:                                                 0
                      (ii) Shared power to vote or to direct the vote:                                       93,310
                      (iii)Sole power to dispose or direct the disposition of:                                    0
                      (iv) Shared power to dispose or to direct the disposition of:                          93,310




         As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Jeffrey A. Miller, Eric D. Jacobs, Miller & Jacobs Capital, L.L.C. and Acadia Master Fund I, Ltd. beneficially own 93,310 shares of the Issuer's Common Stock ("Common Stock"), representing 7.49% of the Common Stock. Mr. Miller and Mr. Jacobs do not directly own any shares of Common Stock, but they do indirectly own 93,310 shares of Common Stock in their capacity as the sole managers and members of Miller & Jacobs Capital, L.L.C., a Virgin Islands limited liability company, which in turn serves as the investment manager for Acadia Master Fund I, Ltd., a Cayman Islands exempted company.

Item 5.  Ownership of Five Percent or Less of a Class.

                         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Acadia Master Fund I, Ltd. has the right to receive dividends and the proceeds from the sale of the shares of Common Stock reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                         Not Applicable

Item 9.  Notice of Dissolution of Group.

                         Not Applicable

Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

                                     /s/ Jeffrey A. Miller
                                     -------------------------------------------
                                     Jeffrey A. Miller



                                     /s/ Eric D. Jacobs
                                     -------------------------------------------
                                     Eric D. Jacobs



                                     MILLER & JACOBS CAPITAL, L.L.C.


                                     By:
                                         ---------------------------------------
                                     Name:
                                     Title:  Managing Member



                                     ACADIA MASTER FUND I, LTD.


                                     By:
                                         ---------------------------------------
                                     Name:
                                     Title:  Director


                                  EXHIBIT INDEX

Exhibits
--------

1.                Joint Filing Agreement, dated February 14, 2007, among Jeffrey
                  A. Miller, Eric D. Jacobs, Miller & Jacobs Capital, L.L.C., and Acadia Master Fund I, Ltd.

                                    EXHIBIT 1
                                    ---------

                             JOINT FILING AGREEMENT



         The undersigned hereby agree that this Statement on Schedule 13G with respect to the beneficial ownership of shares of Common Stock of Clarkston Financial Corporation, is filed jointly, on behalf of each of them.

Dated:  February 14, 2007


                                    /s/ Jeffrey A. Miller
                                    --------------------------------------------
                                    Jeffrey A. Miller



                                    /s/ Eric D. Jacobs
                                    --------------------------------------------
                                    Eric D. Jacobs



                                    MILLER & JACOBS CAPITAL, L.L.C.


                                    By:
                                        ----------------------------------------
                                    Name:
                                    Title:  Managing Member



                                    ACADIA MASTER FUND I, LTD.


                                    By:
                                        ----------------------------------------
                                    Name:
                                    Title:  Director